UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                              -----------------

                        SCHEDULE 13-D/Amendment No. 3


                  Under the Securities Exchange Act of 1934


                     CONTINENTAL INVESTMENT CORPORATION
                              (Name of Issuer)


                   Common Stock, Par Value $0.50 Per Share
                       (Title of Class of Securities)


                                211-515-10-1
                               (CUSIP Number)


                                Stewart Rahr
                             152-35 10th Avenue
                            Whitestone, NY  11357
                               (718) 767-4767
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               June 27, 1997
                        (Date of event Which Requires
                          Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

  Check the following box if a fee is being paid with this statement. [ ]

                           CUSIP NO. 211-515-10-1

   (1)  Name of Reporting
        Persons S.S. or
        I.R.S. Identification                            Stewart Rahr
        No. of Above Person                              SS ####-##-####

   (2)  Check the Appropriate
        Box if a Member of                               (a)
        a Group                                          (b)

   (3)  SEC Use Only

   (4)  Source of Funds                                   PF

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                               State of
        Organization                                      New York

                                (7) Sole Voting
                                    Power                 2,320,475

  Number of Shares              (8) Shared Voting
  Beneficially                      Power
  Owned by Each
  Reporting                     (9) Sole
  Person With*                      Dispositive
                                    Power                 2,320,475

                               (10) Shared
                                    Dispositive
                                    Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                             2,320,475

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class
        Represented by Amount
        in Row (11)                                       19.2%

  (14)  Type of Reporting
        Persons                                           IN

  Item 4. Purpose of the Transaction

          On June 27, 1997, Stewart Rahr acquired 300,000 shares of the Company's Common Stock through private purchase.

  Item 5. Interest in the Securities of the Issuer

          (a) and (b)

          Stewart Rahr is the record owner of 1,620,475 shares of the Company's Common Stock, the indirect beneficial owner of 100,000 shares of the Company's Common Stock, and beneficial owner of options totaling 600,000 shares of the Company's Common Stock, which totals 19.2% of the outstanding Common Stock. Stewart Rahr, an individual, has the power to direct the vote or disposition of those shares.

          (c) None

          (d) None

          (e) None


                                  SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                     /S/ Stewart Rahr
                                     STEWART RAHR, an individual


  Dated: July 3, 1997